

December 31, 2013

Via E-mail
Steven R. Beauchamp
President and Chief Executive Officer
Paylocity Holding Corporation
3850 N. Wilke Road
Arlington Heights, Illinois 60004

  Re: **Paylocity Holding Corporation**
    Confidential Draft Registration Statement on Form S-1
    Submitted December 6, 2013
    CIK No. 0001591698

Dear Mr. Beauchamp:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please

state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. We note that you have included a risk factor on page 29, stating that you "may elect to use the extended transition period for complying with new or revised accounting standards. . . ." However, you have not specified your election. Include a similar statement in your critical accounting policy disclosures.

2.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3.   Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

4.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   In October 2013, Reuters published a news article reporting that you had picked banks for an initial public offering that could come next year, according to two sources familiar with the matter and that you had hired Bank of America Corp, Deutsche Bank AG and William Blair to lead the deal which could raise around $100 million. In your response letter, describe the involvement of the registrant, the co-managers, and their affiliates in the dissemination of this information and outline the steps you have taken and procedures you have adopted to take to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements.

Prospectus Summary, page 1

General

6.   Please disclose in your prospectus summary that insiders will continue to have substantial control over you following the initial public offering, as discussed in the risk factor on page 26. Please also disclose the post-IPO aggregate ownership interest of your officers,

directors and pre-offering major stockholders in the amendment that includes your preliminary prospectus.

Overview, page 1

7. Please identify the bases on which you have concluded that you are a leading provider of cloud-based payroll and human capital management, or HCM, software solutions for medium-sized organizations. Please provide qualitative or quantitative support for this statement and consider whether comparisons with your leading competitors would help investors evaluate your claims of leadership. To the extent you compare unfavorably to your competitors in any material respect, please identify and disclose such deficiencies.

8. Please include a cross-reference in paragraph four to the discussion of your key metrics in the Management's Discussion and Analysis section.

Industry Background, page 2

9. Please provide us with the relevant portions of the industry research reports you cite, such as the market study by International Data Corporation. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please advise whether any of the third-party reports and studies identified throughout the prospectus were commissioned for you or for this offering, and if so, please clarify this fact in the forepart of the prospectus summary. Please also disclose the name and date of each industry report or study cited throughout the prospectus.

10. We note that your estimated target addressable market size is based on the assumption that potential clients will purchase your entire suite of solutions and that the approximate cost per client employee is $200. In this regard, please disclose whether it is typical for your existing clients to purchase your entire suite of solutions, and if so, what percentage does so. Please also disclose how much your existing clients spend, on average, per client employee on your solutions.

The Offering, page 5

11. We note your disclosure that except as otherwise indicated, all information in this prospectus is based upon 65,882,448 shares of common stock outstanding as of September 30, 2013. Please clarify to state that these are number of shares to be outstanding after the conversion of your preferred shares.

Steven R. Beauchamp
Paylocity Holding Corporation
December 31, 2013
Page 4

Risk Factors

"We have incurred losses. . .," page 9

12.   Please disclose the losses from your most recent periods.

"Any disruption in the operation. . .," page 19

13.   Please tell us what consideration you have given to filing the agreement with your third-party data center facility in Kenosha, Wisconsin. In particular, analyze whether you are "substantially dependent" on the agreement with the data center within the meaning of Item 601(b)(10) of Regulation S-K. We note that you state in this risk factor that any disruption in the operation of your data centers could adversely affect your business and that the Wisconsin data center has no obligation to renew its agreement with you.

Industry and Market Data, page 34

14.   You caution investors not to give undue weight to estimates regarding your general expectations, market position, market opportunity and market share. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. Additionally, please provide an explanation of the factors that you believe investors should consider in evaluating third-party market data and assessing its usefulness in the process of evaluating an investment.

Use of Proceeds, page 35

15.   Please tell us whether you have a quantified business plan that would require the use of capital resources in amounts exceeding currently committed sources and anticipated funds that are generated internally.

16.   We note that you have allocated $1.4 million of the net proceeds to repay your outstanding debt. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Dilution, page 39

17.   Please provide the consideration paid for and number of shares purchased by existing stockholders, as that information does not appear to be excludable in reliance upon Rule 430A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

18.   Please revise this section to provide a more meaningful discussion of known trends and uncertainties that may have a material impact on your financial results in the short and medium term, including any economic or industry-wide factors relevant to your company. In this regard, we note that low interest rates in recent periods have adversely impacted the income earned from client funds held by other companies in your industry. Furthermore, please discuss any material opportunities, challenges and risks you may face in the short and long term as you seek to obtain more medium-sized organizations as clients, such as downward pressures on pricing or increased costs of revenues attributable to resellers.

Key Metrics, page 44

19.   Please clarify that recurring revenue is composed of recurring fees and interest income on funds held for clients.

20.   Please disclose how you calculate the "annualized value of revenue lost" in the calculation of annual retention rate.

21.   Please tell us what consideration you have given to disclosing the number of client employees in addition to client count. In this regard, we note that your recurring fees are, in part, based on the number of client employees, and you state on page 1 that your platform is priced on a per employee basis.

Results of Operations, page 48

22.   We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.

Comparison of Three Months Ended September 30, 2012 and 2013

Recurring Fees, page 50

23.   We note that your recurring fees increased as a result of the continued growth of your client base and increased revenue per client. Please separately quantify the impact of the growth in client base and revenue per client, clarify the nature of the increased revenue per client and discuss how your fees have changed over the periods presented. Please also

provide the same disclosures for your increased revenue per client for 2013 compared to 2012 and 2012 compared to 2011.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 59

24.   When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

25.   Please clarify whether the same set of peer group companies was used as of each valuation date, and whether this same set of peer companies was also used in all other relevant valuation estimates, including the volatility used in determining the fair value of your stock options.

26.   Please disclose the basis for the discount rate used in in applying the DCF method as of each valuation date. As part of your response, please clarify why the discount rate increased from 30% as of the April 30, 2011 valuation date to 35% as of the June 30, 2012 and May 31, 2013 valuation dates.

Liquidity and Capital Resources, page 63

27.   We note your disclosure that your cash and cash equivalents are influenced by the amount of funds held for clients from quarter to quarter. However, it does not appear that these funds are included in cash and cash equivalents on your balance sheet. Please clarify this statement. Further, please clarify whether the funds held for clients are available to fund your operations, or whether they are considered restricted solely for the repayment of client fund obligations.

Business

Our Products, page 72

28.   Please provide additional details regarding how Paylocity Web Pay and Paylocity HR manage and administer clients' benefit plans, particularly 401(k) plans. In this regard please explain whether you provide investment advice, including, but not limited to, whether you or software you provide select or recommend investment opportunities for employees that are plan participants.

Management

Compensation Committee Interlocks and Insider Participation, page 88

29. Please expand your disclosure to provide the information required under Item 407(e)(4)(i) of Regulation S-K so that it includes the applicable information required by Item 404(a) of Regulation S-K. In particular, we note the investor rights agreement to which Mr. Sarowitz and Adams Street Partners, an affiliate of Mr. Diehl, is a party. Disclosure relating to related party transactions involving a compensation committee member during the last fiscal year must be included under the caption "Compensation Committee Interlocks and Insider Participation."

Executive Compensation

Summary Compensation Table, page 89

30. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table as required by Item 402(o) of Regulation S-K. For example, please explain the specific criteria applied or formula used in determining the varying amounts of bonuses paid to Mr. Beauchamp and Mr. Sarowitz rather than attributing the bonuses to a holistic view of your performance.

31. Please include a footnote to the Summary Compensation Table, indicating that it does not reflect any payments made to Elite Sales Generation, Inc., a company owned by Mr. Sarowitz. Please also include a cross-reference to the Certain Relationships and Related Party Transactions section and the discussion of your oral agreement with and payments made to Elite.

Certain Relationships and Related Party Transactions, page 96

32. Please provide the information required under Item 404 of Regulation S-K with regard to the distribution of shares held by Paylocity Management Holdings, LLC to its members in this section.

33. We note the distribution of shares of common stock of the company held by Paylocity Management Holdings, LLC to its members immediately prior to the completion of this offering. To the extent recipients of these shares are also expected to be selling stockholders in this offering, please provide us with an analysis as to whether the issuance is "complete" for purposes of establishing the availability of Rule 152 to separate the issuance and resale as separate transactions. You may wish to address the presence of any contractual agreements that establish that the recipients of the shares held by the LLC have made binding and unconditional commitments to receive the shares of common stock.

34.   We note that you have qualified your summaries of the investor rights agreement and the voting agreement by referring investors to the agreements filed as exhibits with the registration statement. Please revise your disclosure to eliminate the phrase "in its entirety."

Principal and Selling Stockholders, page 100

35.   As soon as practicable and not later than your filing of the amendment containing the preliminary prospectus, please provide a completed table of beneficial ownership for shares beneficially owned prior to the offering.

36.   Please expand the disclosure in the footnotes to the table on page 100 to indicate the number of shares of Series A and Series B convertible preferred stock held by each of the executive officers and directors and holders of more than five percent of the shares.

37.   Footnote 2 contains disclaimers of beneficial ownership. For the purposes of Rule 13d-3(a) of the Exchange Act, beneficial ownership is not determined based on pecuniary interest. Please revise each footnote to the table accordingly or tell us why such a disclaimer is appropriate.

Description of Capital Stock, page 102

38.   You qualify the description of the amended and restated certificate of incorporation, bylaws and registration rights agreement "in its entirety." Please eliminate the phrase "in its entirety."

39.   We note your statement that all outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. Because this is a legal conclusion, please either attribute the statement to legal counsel or remove it.

Underwriting

Reserved Shares, page 115

40.   Please state whether the shares allocated to the directed share program will be subject to lock-up agreements.

Where You Can Find Additional Information, page 122

41.   Please remove the phrase "in all respects," as your descriptions of these exhibits within your prospectus should satisfy applicable disclosure requirements.

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2011, 2012 and 2013, page F-3

42.   We note your disclosure on page 64 that though you debit a client's account prior to any disbursement on its behalf, there is a delay between your payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the client to cover these amounts payable actually clear into your operating accounts. Please clarify whether the Funds held for clients represent amounts on deposit in your bank accounts and why it is appropriate to record these amounts as assets and liabilities on your balance sheet. Further, please clarify how you earn interest income on these funds given that it appears you make payments prior to receipt of funds in your operating account.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) for the years ended June 30, 2011, 2012 and 2013, page F-5

43.   We note your disclosure on page 96 that in June 2012 you used proceeds of the Series B preferred share stock financing to redeem shares of common stock from certain stockholders who are members of you board of directors and executive officers. It appears that the price per share paid for the redemption of your common stock was equal to the price per share received for your Series B preferred shares. Tell us whether you consider the redemption price to be representative of the fair value of your common stock. As part of your response, tell us how you considered the liquidation, redemption and dividend features of the preferred stock in determining the fair value. Please also clarify whether any amounts paid to executives are contingent on continued employment, are refundable under any circumstances or involved the exchange of any other stated or unstated privileges, and how you considered the provisions of ASC 505-30-30-2 through 4 in accounting for this redemption.

Notes to the Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(J) Revenue Recognition, page F-10

44.   We note that your costs of implementation services exceeded your revenue from implementation services for each period presented. For your multiple element arrangements involving implementation services and recurring services, please clarify how you determined best estimate of selling price for your implementation services. As part of your response, tell us how you considered the costs to perform these services in your estimate of selling price. Also, explain why you cannot obtain third-party evidence of fair value for these services. In this regard, we note your disclosure states that such services are performed by third-party vendors.

45.   Please clarify the percentage of your revenue you recognize from sales through partners or utilizing partner services, and the factors you considered in determining that the company is the primary obligor for transactions recognized at the gross amount billed.

46.   Please tell us why interest income on funds held for clients is included in total revenues, and what consideration you gave to disclosing your accounting policies for these revenues.

(10) Income Taxes, page F-19

47.   Tell us what consideration you gave to disclosing the information required by ASC 740-10-50-15 and 15A.

(12) Redeemable Convertible Preferred Stock, page F-19

48.   We note that at any time following the third anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, the majority holders of Series A and Series B Redeemable Convertible Preferred Stock may require the Company to redeem all of the Series A and Series B Redeemable Convertible Preferred Stock upon notice to the Company. Please tell us how you considered the provisions of ASC 480-S99-3A-15 in measuring the carrying value of these preferred shares. Further, please tell us how you considered the provisions of ASC 480-S99-3A-20 in the calculation of earnings per share.

49.   Tell us what consideration you gave to disclosing the redemption value and conversion rate of your preferred shares. We refer you to ASC480-S99-3A-24. Disclose other dividend rights in addition to their cumulative dividend feature.

(14) Commitments and Contingencies

(c) Reseller Agreements, page F-23

50.   We note your disclosures that if a termination of your reseller agreements were to occur, you would be required to acquire the assets of the resellers for a purchase price based on a multiple of amounts paid by the company to the resellers. Tell us what consideration you gave to disclosing these multiples in order to clarify the amount of these commitments.   Further, tell us how you will account for these payments, if made, and whether they will result in additional losses to the company.

51.   Please clarify the nature of the payments you have been making to these resellers under these arrangements and how you have accounted for these payments.

(15) Earnings Per Share, page F-24

52.   We note your disclosure that the holders of your Redeemable Convertible Preferred Stock
        do not have a contractual obligation to share in the losses of the Company. However, it
        appears that you have allocated losses to these shareholders in 2011. Please clarify
        whether the undistributed earnings allocated to participating securities also include
        cumulative dividends. Tell us the amount representing cumulative dividends and the
        amount representing an allocation of undistributed earnings for each year presented, and
        clarify your disclosures accordingly.

53.   We note your disclosure that basic net income per common share is computed using the
        weighted average number of common shares outstanding during the period plus the
        Series A and Series B Redeemable Convertible Preferred Stock on a weighted average
        basis. Since the preferred stock have cumulative dividend rights, please tell us why you
        believe including your preferred shares in the weighted average number of shares
        outstanding for your basic earnings per share calculation is proper.

Item 16. Exhibits and Financial Statement Schedules, page II-2

54.   Please file all exhibits as soon as possible. We must review these documents before the
        registration statement is declared effective, and we may have additional comments. In
        particular, please tell us what consideration you have given to filing the agreements with
        your resellers pursuant on Item 601(b)(10) of Regulation S-K. Note 14(c) to your
        financial statements states that each of the reseller agreements requires you to acquire the
        assets of the reseller upon termination of the agreement. Please address the significance
        of this provision in evaluating whether the agreements must be filed.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of appropriately limited
portions of the correspondence you submit on EDGAR, please properly mark that information in
each of your confidential submissions to us so we do not repeat or refer to that information in our
comment letters to you.

        Your amended document should include a copy marked to show changes from the initial
filing. Please ensure that the marked copy is submitted electronically and conforms to the
requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked

document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        John J. Gilluly III, Esq.
        DLA Piper LLP (US)